AMENDED AND RESTATED

CERTIFICATE OF DESIGNATIONS

OF

SERIES B PREFERRED STOCK

OF

ECHO METRIX, INC.

Pursuant to Section 151(g) of the General
Corporation Law of the State of Delaware

Echo Metrix, Inc., a Delaware corporation (the “Company”), hereby certifies that pursuant to the authority conferred upon the Board of Directors of the Company (the “Board”) by its certificate of incorporation (the “Certificate of Incorporation”), and pursuant to the provisions of Section 151(g) of the General Corporation Law of Delaware, the Board, by unanimous written consent, adopted the following recitals and resolution, which resolution remains in full force and effect as of the date hereof:

WHEREAS, pursuant to the Certificate of Incorporation, the Company is authorized to issue up to 25,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), with such designations, preferences, rights and qualifications, limitations or restrictions as may be determined by the Board from time to time, of which 1,526,718 shares are designated as Series A Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”) and 901,237  shares of such Series A Preferred Stock are  issued and outstanding;

WHEREAS, on September 9, 2009, the Board created, out of the 25,000,000 shares of Preferred Stock authorized by the Certificate of Incorporation, a series of Preferred Stock, designated as “Series B Preferred Stock,” consisting of 550,055 shares (the “Series B Preferred Stock”), and authorized the Company to file a Certificate of Designation of Series B Preferred Stock with the Secretary of State of the State of Delaware setting forth the powers, designations, preferences and rights, as well as the qualifications, limitations and restrictions of the Series B Preferred Stock;

WHEREAS, on October 20, 2010, the Board increased the authorized number of shares of Series B Preferred Stock from 550,055 shares to 1,000,000 shares.

NOW THEREFORE, BE IT

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board by the provisions of the Certificate of Incorporation, the Board hereby authorizes that the Certificate of Designations of the Series B Preferred Stock of the Company, filed with the Secretary of State of the State of Delaware on September 9, 2009, is hereby amended and restated in its entirety,  thereby fixing the powers, designations, preferences and rights, as well as the qualifications, limitations and restrictions as follows:

1.           Designation.  This series of Preferred Stock shall be designated as the “Series B Preferred Stock.”

2.           Authorization.  The Company shall have the authority to issue 1,000,000 shares of the Series B Preferred Stock, par value $0.0001 per share, of the Company (the “Series B Preferred Stock”).

3.           Dividend Provisions.

(a)           The holders of Series B Preferred Stock shall be entitled, while shares of the Series B Preferred Stock are outstanding, to cash dividends consisting in the aggregate of $3,375,000 (the “Special Dividend Amount”) subject to the conditions set forth in this Section 3(a).  For the holders of the Series B Preferred Stock to be entitled to receive such dividends, the Company must, for at least two fiscal quarters during any period of 12 consecutive months generate revenues of more than $2,000,000 per fiscal quarter and, during the same 12 month period, have a positive cash flow from operations of more than $500,000 per fiscal quarter (the “Benchmark”).  Once the Benchmark is met, one dividend per fiscal quarter shall be paid to the holders of Series B Preferred Stock, pro rata based on the number of shares of Series B Preferred Stock held, equal to (i) 10% of the Special Dividend Amount for each immediately preceding fiscal quarter that the Company had a positive cash flow of more than $500,000 (regardless of its revenues for such fiscal quarter), (ii) 20% of the Special Dividend Amount for each immediately preceding fiscal quarter that the Company had a positive cash flow of more than $1,000,000 (regardless of its revenues for such fiscal quarter), or (iii) if less than the portion of the Special Dividend Amount required to be paid under (i) or (ii) immediately above remains after previous dividends have been paid under this subsection, then such remaining amount.  If the Special Dividend Amount is paid in full, no further dividends will be payable under this subsection.

(b)           While shares of Series B Preferred Stock are outstanding, the holders of Series B Preferred Stock shall additionally be entitled to cumulative dividends, in preference to any dividends on the Common Stock at the rate of 10% of $9.09 (the “Purchase Price”) per annum, compounded annually and payable upon conversion of the Series B Preferred Stock as set forth herein (solely with respect to the Series B Preferred Stock actually converted) or on such other date as determined by the Board of Directors of the Company (each, a “Dividend Date”). Dividends shall begin to accrue on the later of (i) the date of this Amended and Restated Certificate of Designations of Series B Preferred Stock and (ii) the day following the date of issuance of the Series B Preferred Stock  If a Dividend Date is not a business day, then the dividend shall be due and payable on the business day immediately following such Dividend Date..

(c)           After payment of any dividends pursuant to Section 3(a), any additional dividends shall be distributed among all holders of Common Stock and all holders of Series B Preferred Stock in proportion to the number of shares of Common Stock which would be held by each such holder of Series B Preferred Stock if all shares of Series B Preferred Stock were converted to Common Stock at the then effective conversion rate.

4.           Liquidation Preference.

(a)           In the event of a Liquidation Event (as defined below), the holders of Series B Preferred Stock shall be entitled to receive, pro rata based on the number of shares Series B Preferred Stock held, pari passu with the payment or distribution of assets to the Series A Preferred Stock but  prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the sum of (A) the Purchase Price plus an annualized internal rate of return (“IRR”) of 8% for the period from the issuance date of the issued and outstanding Series B Preferred Stock to the date when all amounts under this Section 4(a) are paid in full, and (B) an amount equal to all declared but unpaid dividends for each outstanding share of Series B Preferred Stock (the “Preference Amount”), proportionally adjusted for Recapitalizations.  If upon the occurrence of such an event, the assets and funds thus distributed among the holders of the Series B Preferred Stock shall be insufficient to permit the payment to such holders of the full Preference Amount, then the entire assets and funds of this Company legally available for distribution to stockholders shall be distributed ratably among the holders of the Series B Preferred Stock, pro rata based on the number of shares of Series B Preferred Stock held, in proportion to the full Preference Amount each such holder is otherwise entitled to receive under this Section 4(a).

(b)           Upon completion of the distributions required by Section 4(a), all of the remaining assets of the Company available for distribution to stockholders shall be distributed among the holders of the Company’s Series A Preferred Stock, Series B Preferred Stock and the Common Stock pro rata based on the number of shares of Common Stock held by each holder, assuming full conversion of all such Series A Preferred Stock and Series B Preferred Stock.

(c)           For purposes of this Section 4, unless the holders of at least a majority of the voting power of the Series B Preferred Stock then outstanding, voting together as a single class on an as-converted basis, give prior written consent, a “Liquidation Event” shall be deemed to be occasioned by a liquidation, dissolution or winding up of the Company, either voluntary or involuntary.

5.           Conversion.  The holders of the Series B Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

(a)           Right to Convert.  Each share of Series B Preferred Stock shall be convertible, at no further cost to the holder thereof, at the option of the holder thereof, at any time, at the office of the Company or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Purchase Price by the conversion price (the “Conversion Price”), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion.  The initial Conversion Price shall be $0.0909, which implies that each share of Series B Preferred Stock is initially convertible into Common Stock on a 1-to-100 basis; provided, however, that the Conversion Price shall be subject to adjustment as set forth in this Section 5.

(b)           Mechanics of Conversion.  Before any holder of Series B Preferred Stock shall be entitled to convert the same into shares of Common Stock, he, she or it shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or of any transfer agent, and shall give written notice to the Company at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued.  The Company shall, as soon as practicable thereafter and in any event within three business days after such notice, issue and deliver at such office to such holder of Series B Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid.  Such conversion shall be deemed to have been made on the date of the Company’s receipt of such notice of the election to convert the shares of Series B Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date.  If the conversion is in connection with an underwritten public offering of the Company’s Common Stock, the conversion may, at the option of any holder tendering Series B Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of the Company’s Common Stock pursuant to such offering, in which event the persons entitled to receive the Common Stock upon conversion of the Series B Preferred Stock shall not be deemed to have converted such Series B Preferred Stock until immediately prior to the closing of such public offering.

(c)           Conversion Price Adjustments of Preferred Stock.  The Conversion Price of the Series B Preferred Stock shall be subject to adjustment from time to time as follows:

(i)
In the event the Company should at any time or from time to time fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as “Common Stock Equivalents”) without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Prices shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents.

(ii)
If the number of shares of Common Stock outstanding at any time is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Series B Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of such Series B Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(d)          Other Distributions.  Subject to applicable law, in the event the Company shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 5(c)(i), then, in each such case for the purpose of this Section 5(d), the holders of the Series B Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Company into which their shares of such Series B Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Company entitled to receive such distribution.

(e)          Recapitalizations.  If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in Section 3(b) or this Section 5) (a “Recapitalization”), provision shall be made so that the holders of the Series B Preferred Stock shall thereafter be entitled to receive upon conversion of such Series B Preferred Stock the number of shares of stock or other securities or property of the Company or otherwise, to which a holder of the number of shares of Common Stock deliverable upon conversion of the Series B Preferred Stock held by such holder would have been entitled on such recapitalization.

 (f)          No Impairment.  The Company will not, by amendment of this Certificate of Designation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Preferred Stock against impairment.

(g)          No Fractional Shares and Certificate as to Adjustments.

(i)
No fractional shares shall be issued upon the conversion of any share of Series B Preferred Stock.  In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall round the number of fractional shares up to the nearest number of whole shares.

(ii)
Upon the occurrence of each adjustment or readjustment of the Conversion Price of any Series B Preferred Stock pursuant to this Section 5(g)(ii), the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of the Series B Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.  The Company shall, upon the written request at any time of any holder of Series B Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of such Series B Preferred Stock.

(h)           Notices of Record Date.  In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Company shall mail to each holder Series B Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(i)           Reservation of Stock Issuable Upon Conversion.  The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series B Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series B Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series B Preferred Stock, in addition to such other remedies as shall be available to the holder of such Series B Preferred Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the certificate of incorporation of the Corporation, as amended.

(j)           Waiver of Adjustment to Conversion Prices.  Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of the Series B Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance by the vote or written consent of the holders of not less than 75% of the outstanding shares of the Series B Preferred Stock.  Any such waiver shall be binding upon all current and future holders of shares of such Series B Preferred Stock.

6.           Voting Rights.

(a)           The holders of outstanding Series B Preferred Stock shall have the right to such number of votes for each share of Common Stock into which such share of Series B Preferred Stock may then be converted pursuant to Section 5 hereof equal to fifty one percent (51%) of the outstanding Common Stock  on an as-converted basis, only with respect to a proposal (the “Proposal”) to amend the Certificate of Incorporation to increase the number of shares of capital stock authorized thereunder.  With respect to such votes and except as otherwise expressly provided herein or as required by applicable law, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock with respect to the Proposal, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders’ meeting relating to the Proposal in accordance with the Bylaws of the Company (the “Bylaws”), and shall be entitled to vote, together with holders of Common Stock as a single class, with respect to the Proposal.

(b)           Notwithstanding anything to the contrary in Section 6(a) hereof, the holders of outstanding Series B Preferred Stock shall have the right to two (2) votes for each share of Common Stock into which such share of Series B Preferred Stock could then be converted.  With respect to such votes and except as otherwise expressly provided herein or as required by applicable law, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders’ meeting in accordance with the Bylaws, and shall be entitled to vote, together with holders of Common Stock as a single class, with respect to any matter upon which holders of Common Stock have the right to vote.

7.           Protective Provisions.  Provided that Rock Island or the members of Rock Island beneficially own at least 37% of the shares of the Company’s Series B Preferred Stock purchased pursuant to the Purchase Agreement, the Company shall not, without first obtaining the approval of the holders of at least two-thirds of the then outstanding shares of Series B Preferred Stock voting together as a single class:

(i)	increase or decrease the authorized size of the Board or any committee thereof or create any new committee of the Board;

(ii)	propose to amend or waive any provision of the Company’s certificate of incorporation or bylaws (except to increase the Company’s number of shares of authorized Common Stock);

(iii)
except with respect to an Exempt Issuance, sell or issue any equity or debt security or warrant, option or other right to purchase any equity or debt security (with the exception of any shares issued  upon conversion of shares of the Series B Preferred Stock or warrants issuable pursuant to the Purchase Agreement) or declare or pay any dividend or distribution or redeem or make, or engage in a transaction that results in, any acquisition, sale of a substantial portion of equity or assets, merger, consolidation, plan of arrangement, redomiciling, joint venture or partnership arrangements or form any new subsidiary (including any “variable interest entity”) or pass any resolution relating to reduction of share capital, dissolution or liquidation; or

(iv)
Other than in the ordinary course of business, engage or enter into any transaction or agreement with any of the Company’s affiliates, shareholders, directors or officers, relatives of such shareholders, directors or officers or affiliates of such relatives or other related parties, unless such transaction or agreement has been approved by the Company’s board of directors.

For the avoidance of doubt, this Section 7 does not intend to, nor does it, create and recognize any additional rights (other than those rights already provided in the General Corporation Law of the State of Delaware or other applicable laws) to stockholders that are not holders of the Series B Preferred Stock.  The approval requirement of the holders of the Series B Preferred Stock as set forth above for any matters listed in this Section 7 does not, by itself, indicates that such matter must be determined or approved by stockholders in general.

8.           “Exempt Issuance” means the issuance of (a) shares of Common Stock or options to employees, officers, or directors of the Company pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose, (b) securities upon the exercise or exchange of or conversion of any Securities issued pursuant to the Securities Purchase Agreement between the Company and Rock Island, as amended (the “Agreement”), (c) securities issuable pursuant to agreements outstanding as of the date of this Amended and Restated Certificate of Designations,  and/or other securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the date of this Certificate of Designations, provided that such securities have not been amended since the date of this Certificate of Designations to increase the number of such securities or to decrease the exercise, exchange or conversion price of such securities, (d) securities issuable pursuant to the Agreement or this Amended and Restated Certificate of Designations, and (e) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that any such issuance shall only be to a Person (as defined in the Agreement) which is, itself or through its subsidiaries, an operating company in a business synergistic with the business of the Company and in which the Company receives benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities

9.           Amendments.     The terms, conditions, rights and preferences contained in this Certificate of Designation may be amended, modified, waived, amended and restated or replaced in its entirety upon the approval of the Board with the consent of at least two-thirds of the then outstanding shares of Series B Preferred Stock voting as a separate class.

*     *     *     *     *

IN WITNESS WHEREOF, the foregoing Certificate of Designation has been duly executed on behalf of the Company by the undersigned on October 20, 2010.

Echo Metrix, Inc.

By:	/s/ Erica Zalbert
Erica Zalbert Chief Financial Officer